QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

STOLT OFFSHORE S.A.

(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
ENGLAND

(Address of principal executive offices)

        In accordance with General Instruction B, item (iii), attached herewith is Press Release dated April 2, 2003 announcing financial results for the registrant's First Quarter (ended February 28, 2003) of Fiscal Year 2003.

        This report shall be deemed to be incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-86288) and Registration Statements on Form S-8 (File Nos. 333-74321, 333-09292 and 333-85168) and to be a part of such registration statements from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

        Certain statements contained in the press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

        The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2003

STOLT OFFSHORE S.A.
By:	/s/ ALAN B. WINSOR
Alan B. Winsor, Attorney-in-Fact

3

A subsidiary of Stolt-Nielsen S.A.	C/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex, TW16 7HT England	Tel: + 44 1932 773700 Fax: + 44 1932 773701 www.stoltoffshore.com

NEWS RELEASE

Contact:	Julian Thomson US +1 877 603 0267 (toll free) UK +44 1224 718436 julian.thomson@stoltoffshore.com

Stolt Offshore S.A. Announces
First Quarter Results

        London, England—April 02, 2003—Stolt Offshore S.A. (Oslo Stock Exchange: STO; Nasdaq: SOSA) today reported results for the first quarter ended February 28, 2003. The net loss for the quarter was $18.3 million, or $0.20 per share, on net operating revenue of $416.9 million, compared with a net profit of $0.2 million, or a breakeven result per share, on net operating revenue of $294.1 million for the same period last year. The weighted-average number of common share equivalents outstanding for the quarter was 93.3 million compared to 87.2 million for the same period last year.

        Commenting on the results, Tom Ehret, Chief Executive Officer, said, "This has been a particularly difficult quarter. We experienced significant delays and cost over runs on two major EPIC projects in Africa due to operating problems, program changes, bad weather and local community difficulties. The good news is that on most other projects performance was better than budget.

        "In West Africa, late delivery of pipe from our Nigerian local partner delayed the LB200 pipelay program on the OGGS project. During the quarter the Seaway Orion started work on the shallow water pipelay program. This has been delayed by operating problems and bad weather. Local community issues in the Niger Delta have disrupted the progress of both pipelay barges, as well as the preparation of the shore approach. We expect that this project will be completed during the next six months unless political unrest causes further delays.

        "In Egypt, on the Burullus Scarab and Saffron project, we successfully met an early gas delivery date as requested by our customer by accelerating the operation. This has led to significant additional costs which are the subject of variation orders.

        "In Angola the installation work on the second phase of the Girassol project is going very well.

        "In the North Sea UK Sector, the market is very competitive but we are doing well with ongoing construction contracts. We have been awarded a two-year extension to the long term BP maintenance program.

        "In Norway, where the market is growing again, we are very satisfied with our performance. Our construction projects are going according to plan, new deepwater projects are coming to the bid stage and our joint venture with Subsea 7 has been awarded a two-year extension from Statoil for our construction framework contract.

        "In the Gulf of Mexico we saw higher than usual activity in the first quarter with shallow water repair work following Hurricane Lilli last year, as well as some deepwater construction work and a pipelay project in Boston Harbour.

        "In Brazil, both of the long-term contracts for Petrobras on which the Seaway Condor and Seaway Harrier are deployed continue to perform to the satisfaction of our customer.

        "In the Asia Pacific region, a particularly low activity level meant that some assets were under utilised.

        "The Paragon engineering companies saw a high level of activity in the quarter.

        "Our backlog now stands at $1.4 billion of which $864 million is for 2003. This compares with a backlog of $1.5 billion at this time last year of which $909 million was for 2002. The level of bids outstanding now stands at $5.0 billion, compared to $3.7 billion at the same time last year.

        "Despite our current difficulties, the markets in which we operate present significant growth potential in the medium term. 2003 will continue to be a tough year for Stolt Offshore as we work through the low margin contracts. The company still has integration issues outstanding from its rapid growth that need to be resolved, however it also has sound fundamentals and good management systems in place. My target is to present a blueprint, detailing the way forward, by the end of June to both employees and investors. With the recent build up of working capital, our immediate priority is to concentrate on settling outstanding claims and variation orders and improving the collection of receivables from our customers." Mr Ehret concluded.

        Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

        This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on form 20-F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

Conference Call Information		Replay Facility details
Lines will open 10 minutes prior to conference call		This facility is available from 12 noon EST (6pm BST) Wednesday April 2nd, until 5pm EDT (10pm BST), Wednesday April 9th.
Date:	Wednesday April 2nd, 2003
Time:	9am EST (3pm BST)	Dialling from the UK:	0800 953 1533
Freephone Dial In Numbers:
UK	0800 953 0938	Dialling from the US:	1866 276 1167
USA	1 866 389 9773
Norway	800 165 33	International Dial In:	+44 1452 55 00 00
France	0805 110 466
Italy	800 023 4993	Passcode:	918495#
Netherlands	0800 023 4993
Reservation No:	918495

        Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended
	Unaudited February 28, 2003	Unaudited February 28, 2002
Net operating revenue	$416,903	$294,051
Operating expenses	(408,437)	(269,537)

Gross profit	8,466	24,514
Equity in net (loss)/income of non-consolidated joint ventures	(435)	149
Administrative and general expenses	(19,069)	(16,931)
Other operating (expense)/income	(171)	139

(Loss)/income from operations	(11,209)	7,871
Interest expense, net	(4,698)	(4,003)
Foreign exchange (loss)/gain	(377)	253

(Loss)/income before income taxes and minority interests	(16,284)	4,121
Income tax provision	(1,994)	(1,283)

(Loss)/profit before minority interests	(18,278)	2,838
Minority interests	(65)	(2,620)

Net (loss)/income	$(18,343)	$218

PER SHARE DATA
Net (loss) per share
Basic	$(0.20)	$—
Diluted	$(0.20)	$—
Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	93,262	87,206
Diluted	93,262	87,476
SELECTED INFORMATION
Capital expenditures	$5,682	$6,650
Depreciation and amortization	$24,887	$22,781

STOLT OFFSHORE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Unaudited February 28, 2003	Unaudited February 28, 2002	Audited November 30, 2002
ASSETS
Cash and cash equivalents	$10,605	$9,181	$11,672
Other current assets	705,087	498,991	578,703
Fixed assets, net of accumulated depreciation	770,420	764,710	782,843
Other non-current assets	90,678	203,243	85,386

Total assets	$1,576,790	$1,476,125	$1,458,604

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank overdrafts	$2,471	$23,119	$15,966
Current portion of long-term debt and capital lease obligations	48,009	53	17
Accounts payable and accrued liabilities	585,546	403,315	539,797
Long-term debt and capital lease obligations	360,008	325,010	335,007
Other non-current liabilities	55,874	71,592	50,760
Shareholders' equity
Common Shares	152,524	140,457	152,524
Class B Shares	68,000	68,000	68,000
Paid-in-surplus	416,677	461,967	416,677
(Deficit)/Retained earnings	(135,835)	52,654	(117,492)
Accumulated other comprehensive income/(loss)	23,516	(68,282)	(2,652)
Treasury stock	0	(1,760)	0

Total shareholders' equity	524,882	653,036	517,057

Total liabilities and shareholders' equity	$1,576,790	$1,476,125	$1,458,604

Total interest-bearing debt and capital lease obligations, net of cash and cash equivalents	$399,883	$339,001	$339,318

STOLT OFFSHORE S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(in thousands)

        The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME(a), South America, UK and Corporate. Management may from time to time change the segmentation of the business, which will result in a restatement of the figures

For the three months ended February 28, 2003	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
Net operating revenue—external	$2,845	$86,569	$40,283	$217,908	$12,952	$36,970	$19,376	$416,903
Net operating revenue—internal(b)	$4,392	$4,527	$2,420	$2,681	$—	$11,110	$22,449	$—
(Loss)/income from operations	$(2,388)	$4,472	$1,375	$(21,542)	$3,058	$5,571	$(1,755)	$(11,209)
Interest expense, net								$(4,698)
Foreign exchange loss								$(377)
Loss before taxes and minority interests								$(16,284)
For the three months ended February 28, 2003	Asia Pacific	North America	Norway	SEAME(a)	South America	UK	Corporate	Total
Net operating revenue—external	$6,975	$70,728	$12,868	$137,201	$13,465	$24,982	$27,832	$294,051
Net operating revenue—internal(b)	$279	$12,187	$2,925	$18,179	$2,173	$6,626	$1,232	$—
(Loss)/income from operations(c)	$(148)	$(1,890)	$(703)	$19,707	$3,233	$(2,450)	$(9,878)	$7,871
Interest expense, net								$(4,003)
Foreign exchange loss								$253
Income before taxes and minority interests								$4,121

(a)
SEAME is defined as Southern Europe, Africa and the Middle East

(b)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero

(c)
Income/(loss) from operations reflects the reclassification of items previously disclosed as "other non-operating income/(expense)'.

        Three customers each individually accounted for more than 10% of the Company's revenue for the quarter ended February 28, 2003. The revenue from these customers was $235.0 million and was attributable to the SEAME and North American segments. In the quarter ended February 28, 2002, three customers accounted for more than 10% of the Company's revenue. The revenue from these customers was $121.1 million and was attributable to the North America and SEAME segments.

QuickLinks

SIGNATURES
Stolt Offshore S.A. Announces First Quarter Results
STOLT OFFSHORE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
STOLT OFFSHORE S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands)
STOLT OFFSHORE S.A. AND SUBSIDIARIES SEGMENTAL ANALYSIS (in thousands)